Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

VIA FACSIMILE AND FEDERAL EXPRESS

June 12, 2006

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated June 12, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated May 23, 2006. Please note the Company is currently performing due diligence procedures regarding an acquisition that may require access to the capital markets, and accordingly, is eager to facilitate the completion of the Staff’s review. The Company will contact you shortly to determine whether you have any further comments with regard to the responses contained below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

1.	Please note that we have reviewed your response to prior comment number three and four regarding fair value and are unable to agree with your conclusion. It continues to appear that you should modify your valuation approach to estimate the fair value of your exploration reporting unit to obtain an amount at which the unit as a whole could be bought or sold in a current transaction between willing parties, as stated in paragraph 23 of SFAS 142.

The Staff is supplementally advised that the determination of fair value for the exploration reporting unit was determined in accordance with the requirements of paragraph 23 of SFAS 142 and we continue to believe our response to the Staff’s comments 3 and 4 in your letter dated April 5, 2006 are accurate. Specifically, the assumptions and cash flows utilized in the valuation of the exploration reporting unit are those that the Company believes a willing buyer would consider in valuing the reporting unit in a hypothetical purchase.

The Company defines its reporting units solely on how management reports internally, in accordance with SFAS 131 and SFAS 142. The Company does not believe that the feasibility of the sale of a reporting unit is relevant or required by GAAP. The Company does not believe that the definitions of an operating segment under SFAS 131, or reporting unit under SFAS 142, require that the reporting unit actually be saleable on a standalone basis.

2.	We have reviewed the valuation report dated February 3, 2006 that you used to perform the first step of the goodwill impairment test for the exploration reporting unit. We have also considered your responses to our prior comments with respect to your current valuation methodology for the exploration reporting unit. It continues to be unclear whether your current valuation for the exploration reporting unit provides a reasonable estimate of fair value in accordance with the requirements of paragraph 23 of Statement 142.

The February 3, 2006 report indicates a fair value estimate at December 31, 2005 that exceeds the $1.1 billion of basis originally allocated to the exploration reporting unit at the acquisition date. Please explain whether or not you believe the fair value of this unit has increased to the extent of the difference in the fair value at the date of the acquisition as compared to the fair value at December 31, 2005. In that regard, tell us whether or not you believe that your current valuation model would have resulted in a fair value estimate of approximately $1.1 billion at the acquisition date. To the extent you believe that your new valuation model would have resulted in a fair value estimate at the acquisition date in excess of the amount you paid (that is, $1.1 billion), please consider the need to calibrate your model.

The Staff is supplementally advised that the Company continues to believe that its current valuation for the exploration reporting unit provides a reasonable estimate of fair value in accordance with SFAS 142. Additionally, when comparing valuations at February 15, 2002 and December 31, 2005, the following factors should be taken into consideration:

•	The fair value estimate as of February 15, 2002 was performed to allocate the purchase price of the Normandy and Franco-Nevada acquisitions and only valued those exploration assets, including goodwill, acquired in that purchase. The fair value estimate as of December 31, 2005 includes all of the assets which reside in the exploration reporting unit, which includes not only those assets acquired in 2002, but also Newmont’s other exploration assets;

•	Increases in expected future exploration success as demonstrated by the exploration success over the last three years; and

•	Improvements in commodity prices which result in a higher valuation.

As requested, an estimate of fair value as of February 15, 2002 was prepared by an independent valuation firm utilizing a methodology consistent with that utilized in the valuation reports as of December 31, 2004 and December 31, 2005. Had this valuation model been used at the acquisition date, the amount allocated to the acquired exploration assets, including goodwill, would not, in the Company’s estimate, have differed materially from the $1.1 billion estimated under the original model and would have been approximately $1.2 billion.

3.	We have considered how you allocate cash flows to each reporting unit in your goodwill impairment testing. It is unclear whether this methodology is consistent with the methodology that you used to allocate the purchase price to your various reporting units at the acquisition date. In that regard, please address each of the following in detail:

•	We understand that the fair value of the mine sites at the acquisition date included both proven and probable reserves and mineralization that was other than proven and probable. We also note that the computation of fair value of the mine site reporting units for ongoing goodwill impairment testing purposes includes only proven and probable reserves. Please explain why you believe it is now appropriate to exclude the value of mineralization that was other than proven and probable from your fair value estimate of each mine site reporting unit.

The Staff is supplementally advised that mineralization other than proven and probable reserves is included in the fair value estimate of each mine site reporting unit for annual goodwill impairment test purposes.

In the Normandy acquisition, a portion of the acquisition costs were assigned to value beyond proven and probable reserves based on the estimated value at the acquisition date and included in the mine site reporting units. In determining the success of the exploration reporting unit as a proxy for future anticipated discoveries, mineralization previously valued and subsequently converted to proven and probable reserves is excluded from the exploration reporting unit’s record of success. The Company tracks purchased mineralization that was allocated to mine site reporting units, and whether this material is subsequently converted to proven and probable reserves, in order to ensure that the exploration reporting unit is not credited with exploration success related to the purchased mineralization.

The following is a brief summary of the impairments recorded in certain of our mine site reporting units for the years ended December 31, 2004 and 2005. All computations of fair value for purposes of annual goodwill impairment testing included the value of mineralization beyond proven and probable reserves. During 2004, a goodwill impairment charge of approximately $52 million was recorded for the Pajingo operation (Australia/New Zealand Segment). The impairment resulted from a re-evaluation of future production and operating costs that indicated lower grade material and higher future operating costs, partially offset by increasing gold prices. During June 2005, the Company announced the pending sale of its Golden Grove copper-zinc operation (Australia/New Zealand Segment). At June 30, 2005, the carrying value of Golden Grove was reduced to its estimated fair value based upon the pending sale and an impairment loss of $39 million was recognized. Also during 2005, a goodwill impairment charge of approximately $41 million was recorded for the Nevada Segment. The impairment resulted from a re-evaluation of future production and operating costs that indicated higher future operating and capital costs, partially offset by increasing gold prices.

•	It appears that you need to modify your exploration reporting unit valuation approach to exclude near mine exploration results as these are an indicator of mine reporting unit value. EITF 04-3 states that an entity should include the cash flows associated with Value Beyond Proven and Probable (VBPP) reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired.

The Staff is supplementally advised that cash flows associated with VBPP discovered by the exploration reporting unit are included in mine site reporting unit’s fair value estimates pursuant to EITF 04-3 in performing SFAS 144 and SFAS 142 impairment tests. Proven and probable reserves and VBPP are not included in the exploration reporting unit’s estimate of fair value.

Historic increases in proven and probable reserves establish a track record of exploration success that is used as an indicator of future proven and probable additions in the exploration reporting unit’s valuation model. At a particular point in time, cash flows associated with mineralization other than proven and probable reserves (discovered by the exploration reporting unit) are included in the value of a mine site reporting unit. However, until the discovered mineralization advances to proven and probable reserves, the Company will not include the discovery in assessing the exploration reporting unit’s track record of success.

To be clear, all cash flows associated with known mineralization are included in the mine site reporting unit’s estimate of fair value and it is the track record of mineralization discovery that is utilized as an indicator for additional future discoveries in estimating the exploration reporting unit’s fair value. Consequently, the Company does not believe it needs to modify the exploration reporting unit’s valuation approach to exclude near mine exploration results.

•	It continues to be unclear why it is appropriate to attribute cash flows from the entire value chain, from exploitation to production, to your exploration reporting unit, when the scope of its operations is limited to exploration. We note that you have indicated that this reporting unit is responsible for all activities associated with your efforts to discover mineralized material and advance that material into proven and probable reserves. It appears you need to modify your exploration reporting valuation approach to identify the amount of value associated with future gold production that is attributable only to the scope of operations of the exploration reporting unit.

The Staff is supplementally advised that the exploration reporting unit’s value is derived from discovering and advancing mineralized material into proven and probable reserves. The exploration reporting unit’s operations do not include production. The Company utilizes the Income Approach valuation methodology to properly reflect the value of the exploration reporting unit’s future discoveries. This methodology is commonly used by market participants to value exploration properties and commonly forms the basis for negotiating transactions between willing parties. The Company values the exploration reporting unit based on expected future additions to proven and probable reserves using the same methodology that would reasonably be used in valuing the sale of a property with proven and probable reserves to a willing buyer. The Company does not include in the valuation of the exploration reporting unit the cash flows associated with production from existing proven and probable reserves and VBPP as such cash flows are included in the respective mine site reporting units.

•	Your current valuation model for the exploration reporting unit credits this unit with 100% of the projected cash flows attributable to future reserve discoveries without any deduction for the cost of the underlying properties on which such discoveries will be made. In effect, the underlying cost of the properties on which discoveries will be made appears to be “free” to the exploration group under your current internal reporting structure. Please explain to us how this approach is consistent with the manner in which you valued the underlying exploration properties in other reporting units at the acquisition date. For example, to the extent you have a mineral interest and/or acreage that has yet to be explored in another one of the company’s reporting units, tell us whether or not that asset was allocated a fair value of nil in the initial purchase price allocation. It appears that 100% of the future cash flows that may be derived from the exploration of such property are already included in the projected cash flows of the exploration reporting unit.

The Staff is supplementally advised that all incremental land payments and other holding costs for “mineral interest and/or acreage that has yet to be explored” (not required for mining operations) are provided for in the exploration budget and included in exploration expense. All future holding costs, lease and royalty payments to landholders for properties on which future discoveries are expected to be made are included in the exploration reporting unit’s valuation model and approximate the cost a third party would realize in exploring for and developing of these projects.

•	We understand that all of the value related to possible future discoveries, not captured in the mineralization that was other than proven and probable, at existing mine sites was allocated to the exploration reporting unit at the acquisition date. It is our understanding that as these new discoveries are actually made, the related additional proven and probable reserves are allocated to the individual mine site reporting unit. That is, you are including subsequent proven and probable reserve additions in the determination of the fair value of each mine reporting unit, when in fact the mine reporting unit was never allocated any of the “exploration” value at the acquisition date. Please tell us why you do not believe it is necessary to reallocate a portion of the goodwill from the exploration reporting unit to the mine reporting unit when new proven and probable discoveries are “transferred” to the mine sites. Refer to paragraph 36 of Statement 142.

The Staff is supplementally advised that the value attributed to Normandy exploration goodwill at the date of acquisition was entirely the result of Normandy’s expected ability to discover future mineralized material and advance that material into proven and probable reserves. As that value, by definition, is always driven by prospective or future additions to proven and probable reserves, any additions to proven and probable reserves between annual goodwill impairment tests do not result in a diminution of the ongoing exploration reporting unit value. The Company views the exploration reporting unit as a going concern and believes that with continued funding, the reporting unit will continue to discover and advance mineralized material into proven and probable reserves.

Furthermore, the Company does not believe that the intent of paragraph 36 of SFAS 142 (or the related guidance in paragraph 39 of SFAS 142) is to result in goodwill reallocations based upon migration or sale of a tangible asset out of a reporting unit. Likewise, the Company does not believe that turnover of customers in the context of a typical company would result in ongoing goodwill charges if the company were able to replenish the cash flow streams through new customer generation. The Company believes that an ability to replenish extracted proven and probable reserves, likewise, should not result in ongoing goodwill reallocations or charges.

4.	We note a recent interview of your company’s President, Pierre Lassonde, posted on Mineweb.com on May 15, 2006 states: “It has never been shown that exploration, if it was a business, is a very profitable business.” As oil and gas exploration companies have tripled the efficiency of their business, Lassonde said, “I do not see anything on our plate that will be a step change” to advance mining exploration. He noted that only two grassroots 500,000-million ounce gold deposits have been found in the past seven years. These statements appear to contradict your exploration reporting unit valuation assumptions. Please tell us how you are able to support your overall assumption that the exploration group has the ability to generate cash flow/fair value in the magnitude that the model presents, both in terms of quantities and cash flows. Additionally, please clarify to us based on the statements made by your President, how exactly you are defining a “greenfields” exploration find. Our understanding is that greenfields exploration is defined similar to the “grassroots” deposits Mr. Lassonde describes.

The Staff is supplementally advised that the Mineweb article in which Mr. Lassonde was quoted was not an interview but rather quotations taken from a speech given by Mr. Lassonde at a conference hosted by the Society of Economic Geologists. As such, the quotations included in the Mineweb article and reproduced by the Staff reflect only part of what Mr. Lassonde covered at the conference.

With regard to Mr. Lassonde’s comment on the lack of profitability of the “exploration business”, this is factually correct given that the vast majority of junior exploration companies do not succeed in finding an economic deposit and ultimately run out of capital. This was particularly the case in the late 1990s when the extended bear market for gold resulted in worldwide exploration decreasing by more than 50% from 1997 to 2000.

Further, Mr. Lassonde discussed the fact that the “80/20” rule applied to exploration and that approximately 80% of the industry’s ounces come from only 20% of the discoveries, noting that the Company’s exploration efforts are focused on these larger deposits and that the Company has discovered three of these world-class mining districts in Nevada the Carlin Trend (Nevada), Yanacocha (Peru) and most recently at Ahafo (Ghana). With regard to the reference of only two significant discoveries in the past seven years, this was in the context of the fact that this was not surprising given the reduction in exploration expenditures noted above.

Mr. Lassonde also noted in his speech that while the above may be true for the industry in general, he also sought to explain why he considers the Company to be different than the industry in general; first, the Company’s extensive land position in many of the world’s most prospective gold districts is a key asset that allows the Company to consistently replace reserves; second, the financial strength of the Company allows it to take a long-term view and to consistently commit resources to the exploration program, regardless of short-term fluctuations in the gold price or ability to access the capital markets; and finally, the Company enjoys access to proprietary technologies, including Bulk Leachable Extractable Gold technology and airborne Electromagnetic systems.

The Company defines a “greenfields” exploration find as a discovery of new gold mineralization that would likely require the investment of new capital to build a separate, stand-alone operation away from any of the Company’s existing infrastructure. This definition has been included in the Exploration discussion on page 5 of the Company’s 2005 Form 10-K. Mr. Lassonde’s reference to “grassroots” deposits, a term not previously used by the Company in public or SEC filings, refers to an initial discovery of mineralized material in a new and distinct geological trend that would be considered a “greenfields” discovery based on the Company’s definition above.

Please refer to the Company’s Response Letter dated April 24, 2006 and the Company’s response to your Comment 1 included in your Comment Letter Dated April 5, 2006 for the amended disclosure of additions attributable to the exploration reporting unit (5.5 million ounces of “greenfield” and 3.9 million ounces of “near-mine” in 2005). Both “greenfield” and “near-mine” additions are considered in determining how the exploration reporting unit might perform in the future and are utilized in the exploration reporting unit’s valuation model assumptions about future reserve additions.

The Company will contact you within a couple of days to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303)837-5927 or me at (303)837-5353.

Sincerely,

/s/ Russell Ball for Richard T. O’Brien
Richard T. O’Brien
Senior Vice President and Chief Financial Officer